

Mailstop 3233

July 7, 2016

<u>Via E-mail</u>
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

  Re: New Residential Investment Corp.
    Form 10-K for the fiscal year ended December 31, 2015
    Filed February 26, 2016
    File No. 1-35777

Dear Mr. Santoro:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Senior Assistant Chief Accountant
        Office of Real Estate and
          Commodities